UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

inSilicon Corporation
(Name of Subject Company)

inSilicon Corporation
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

45769H108
(CUSIP Number of Class of Securities)

Barry A. Hoberman
President and Chief Executive Officer
inSilicon Corporation
411 East Plumeria Drive
San Jose, California 95134
Phone: (408) 894-1900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Keith Flaum, Esq.
Jane Ross, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306 (650) 843-5000

Henry Lesser, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301 (650) 833-2000

Brian Fenske, Esq.
Gray Cary Ware & Freidenrich, LLP
1221 South MoPac Expressway, Suite 400
Austin, TX 78746-7000 (512) 457-7000

☐ Check	the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEMS 1-8

This Amendment No. 1 to Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) filed initially with the Securities and Exchange Commission on August 6, 2002 by inSilicon Corporation, a Delaware corporation (“inSilicon”). This Amendment restates the eighth paragraph under the subsection entitled “Background of the Offer and the Merger” set forth in Section 4 “The Solicitation or Recommendation” in its entirety as follows (all capitalized terms used in this Amendment shall have the respective meanings assigned to them in the Schedule 14D-9):

“On May 31, 2002, while negotiations were ongoing with Synopsys, another party, which had been contacted in 2001 about a possible transaction, contacted RBC to renew discussions. On June 4, 2002 this party submitted a written proposal to acquire all of the outstanding Shares. The Special Committee discussed this proposal with its advisors in connection with its review of the proposal from Synopsys and concluded that, because this proposal was significantly more contingent than the Synopsys proposal, the Synopsys proposal was significantly more likely to result in a consummated transaction, and determined that it was in the best interests of the Unaffiliated Stockholders to continue to pursue the Synopsys proposal and not to pursue this new proposal at that time. The other party’s proposal was more contingent than the Synopsys proposal, and significantly less likely to result in a consummated transaction, because among other factors considered by the Special Committee, it would have required an affirmative vote of the other party’s public stockholders, it would have required Phoenix to provide post-closing indemnification for any breaches of inSilicon’s representations and warranties contained in the acquisition agreement and the Special Committee believed that Phoenix would not be willing to do so, and the closing of the acquisition would have been conditioned on inSilicon maintaining a minimum level of working capital.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSILICON CORPORATION

Barry A. Hoberman
President and Chief Executive Officer

Dated: August 15, 2002